Clancy J. Wendt
Consulting Geologist

CONSENT OF AUTHOR

March 11, 2009

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

MAG SILVER CORP. (the "Company")

I refer to the annual information form of the Company dated March 13, 2009 (the "AIF") and the technical report dated *November 19, 2002* entitled "*The Geology and Exploration Potential of the Don Fippi Project, Chihuahua State, Mexico*" (the "Technical Report"), which I have prepared for the Company.

Pursuant to Section 8.3 of National Instrument 43-101 – "*Standards of Disclosure for Mineral Projects*" this letter constitutes the consent of the undersigned to the reference in the AIF to extracts from, and a summary of, the Technical Report.

I also confirm (a) that I have read the AIF, including the written disclosure of the Technical Report and of extracts or a summary of the Technical Report contained in the AIF or incorporated therein by reference and (b) that the AIF fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the AIF.

Clancy J. Wendt
PGeo. # 125039